NEWS RELEASE
BROOKFIELD PROPERTIES CORPORATION
RENEWS NORMAL COURSE ISSUER BID
TORONTO, September 18, 2006 — Brookfield Properties Corporation (BPO: NYSE/TSX) announced today that the Toronto Stock Exchange accepted a notice filed by Brookfield Properties of its intention to renew its prior normal course issuer bid for a further one-year period. Brookfield Properties stated that at times its common shares trade in price ranges that do not fully reflect their value. As a result, from time to time, acquiring common shares represents an attractive and a desirable use of available funds.
The notice provides that Brookfield Properties may, during the twelve month period commencing September 20, 2006 and ending September 19, 2007, purchase on the Toronto Stock Exchange and the New York Stock Exchange up to 11,568,692 common shares, representing approximately 5% of the issued and outstanding common shares of the company. At September 18, 2006, there were 231,373,838 common shares issued and outstanding and 114,241,819 common shares in the public float. In addition, Brookfield Properties has 6,312,000 Class A redeemable voting shares outstanding. The price to be paid for the shares will be the market price at the time of purchase. The actual number of shares to be purchased and the timing of such purchases will be determined by Brookfield Properties, and all shares will be purchased on the open market or such other means as approved by the Toronto Stock Exchange and the New York Stock Exchange. All shares purchased by Brookfield Properties under this bid will be promptly cancelled.
As at September 14, 2006, Brookfield Properties acquired 847,000 common shares at an average price of US$29.29 per share under its prior normal course issuer bid which commenced on September 15, 2005 and ended on September 14, 2006.
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Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises 58 commercial properties totaling 47 million square feet and 10 development properties totaling 8.5 million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. Information: www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, (212) 417–7215 or mcoley@brookfieldproperties.com.

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This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.